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                                                  Filed by LSI Logic Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: C-Cube Microsystems Inc.
                                                  Commission File No.: 333-58862


FOR IMMEDIATE RELEASE                                          MAY 25, 2001

Media Contact:    Kevin Brett          Investor Contact:       Diana Matley
                  408-433-7150                                 408-433-4365
                  kbrett@lsil.com                              diana@lsil.com

CC01-53

       LSI LOGIC ANNOUNCES EXTENSION OF SUBSEQUENT OFFERING PERIOD FOR SHARES OF C-CUBE COMMON STOCK

MILPITAS, CA -- LSI Logic Corporation (NYSE: LSI) announced today the extension of the previously announced subsequent offering period in connection with the exchange offer by a wholly owned subsidiary of LSI Logic to exchange 0.79 of a share of LSI Logic common stock for each outstanding share of common stock of C-Cube Microsystems Inc. (Nasdaq: CUBE).

The subsequent offering period was previously scheduled to expire at midnight
(EDT), May 24. At this time, LSI Logic owns approximately 45.2 million shares of common stock of C-Cube, representing approximately 89 percent of the outstanding shares of common stock of C-Cube. The subsequent offering period now expires at midnight (EDT) on June 8.

During the extended subsequent offering period, LSI Logic will exchange 0.79 of a share of LSI Logic common stock for each share of C-Cube common stock that is validly tendered promptly after such C-Cube share is tendered. Shares of C-Cube common stock tendered during the extended subsequent offering period may not be withdrawn.

After the expiration of the extended subsequent offering period, LSI Logic intends to complete the acquisition of C-Cube by merging a wholly owned subsidiary of LSI Logic into C-Cube, after which C-Cube will become a wholly owned subsidiary of LSI Logic.


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Safe Harbor for Forward-Looking Statements: The statements made in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. LSI Logic's actual results in future periods may be materially different from any performance suggested in this news release. In the context of forward-looking information provided in this news release, reference is made to the discussion of risk factors detailed in LSI Logic's filings as made from time-to-time with the Securities and Exchange Commission, including but not limited to filings made during the past 12 months.

Additional Information and Where To Find It: Investors and security holders are advised to read LSI Logic's registration statement on Form S-4 and tender offer statement on Schedule TO, and C-Cube's solicitation/recommendation statement on
Schedule 14D-9, and any amendments or supplements to these documents, with respect to the exchange offer and the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the registration statement on Form S-4, the Schedule TO and the Schedule 14D-9, LSI Logic and C-Cube each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may read and copy any reports, statements or other information filed by LSI Logic or C-Cube at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York or Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms.

ABOUT LSI LOGIC
LSI Logic Corporation (NYSE: LSI) is a leading designer and manufacturer of communications and storage semiconductors for applications that access, interconnect and store data, voice and video. In addition, the company supplies storage network solutions for the enterprise. LSI Logic is headquartered at 1551 McCarthy Boulevard, Milpitas, CA 95035, 866-574-5741 (within U.S.), 719-533-7679
(outside U.S.), http://www.lsilogic.com.

ABOUT C-CUBE
C-Cube Microsystems (Nasdaq:CUBE) is a worldwide leader in digital media processing and is leading the way with new communication processors and networked consumer products. With a focus on DVD, set-top boxes and CODEC enabled products, C-Cube is driving the technology for the "networked digital home." C-Cube is headquartered in Milpitas, California and has offices in North America, Europe and Asia. For more information please visit our web site at http://www.c-cube.com. C-Cube, the C-Cube logo or registered trademarks are the property of their respective owners.

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Editor's Notes:
1. All LSI Logic news releases (financial, acquisitions, manufacturing, products, technology etc.) are issued exclusively by PR Newswire and are immediately thereafter posted on the company's external website, http://www.lsilogic.com.

2.     The LSI Logic logo design is a registered trademark of LSI Logic
       Corporation.

3. All other brand or product names may be trademarks or registered trademarks of their respective companies.